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STEPHEN R. DRAKE
TEL: 312.499.1423
FAX: 312.845.1998
SDRAKE@EBGLAW.COM

June 5, 2008

VIA EDGAR

Mr. Geoffrey Kruczek
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561

RE:          Advanced ID Corporation
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-144556

Dear Mr. Kruczek:

We are writing on behalf of our client, Advanced ID Corporation (the “Company”), in response to the letter of comments from Russell Mancuso of the United States Securities and Exchange Commission Staff (the “Staff”) to the Company, dated November 13, 2007, with respect to the Company’s filing referenced above.  The Company is filing concurrently herewith via EDGAR an amendment to the Registration Statement.  The numbered paragraphs below restate the numbered paragraphs in the Staff’s letter of comments to the Company, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comment.

Financial Statements

1.  Please update the audited financial statements as required by Item 310(g) of Regulation S-B.

Response: The financial statements have been updated to include the year ended December 31, 2007 and the quarter ended March 31, 2007, as required by Item 310(g) of Regulation S-B.

Financial Statements of Acquired Entities

2.  Please provide in your next amendment the financial statements and pro forma information required by Item 310(c) and (d) of Regulation S-B with respect to your acquisition of Pneu Logic.

ATLANTA  ·  CHICAGO  ·  DALLAS  ·  HOUSTON  ·  LOS ANGELES  ·  MIAMI
NEWARK  ·  NEW YORK  ·  SAN FRANCISCO  ·  STAMFORD  ·  WASHINGTON, DC

Epstein Becker Green Wickliff & Hall, P.C. in Texas only.

Mr. Geoffrey Kruczek
June 5, 2008

Response: The financial information and pro forma information with respect to the acquisition of Pneu Logic has been included in the audited financial statements for the year ended December 31, 2007, included in the amended filing.

3.  Please note that all audits of non-issuer financial statements filed with the Commission must be conducted in accordance with U.S. GAAS.  Please provide an audit report that satisfies these requirements.

Response: The Company filed an amendment to its Current Report on Form 8-K on May 12, 2008, with a revised audit report for Pneu Logic conducted in accordance with U.S. GAAS.

4.  In addition, we note that Pneu Logic’s financial statements were prepared in accordance with U.K. GAAP.  Please tell us how you have complied with the requirements under Items 17 or 18 of Form 20-F to include a reconciliation to U.S. GAAP.

Response:  The revised audit report filed with the Company May 12, 2008 8-K amendment now contains financial statements prepared in accordance with U.S. GAAP.

In addition to the changes noted above in response to the letter of comments, please note that, as we discussed, the amendment also includes the following changes:

a.           The offering parameters (number of shares and price) have been modified.

b.           There are modest additional changes to account for changes in the Company’s business since the last amendment was filed.

The Company has changed Edgar filers in connection with the Company’s recent change of counsel (because prior counsel filed her own Edgar documents), but I believe you will find that the submission includes all of the changes marked.  If you have any additional questions about the changes, please let me know and I should be able to assist with comparison documents.

Once you have received this filing, I will call you to discuss timing of the Company’s acceleration request.  Thank you.

Very truly yours,

/s/ Stephen R. Drake
Stephen R. Drake

cc:           Dan Finch